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March 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja Majmudar
Karina Dorin

Re:	Houston American Energy Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on February 28, 2025
File No. 001-32955
SEC Comment Letter dated March 14, 2025

Dear Ms. Majmudar and Ms. Dorin:

On behalf of Houston American Energy Corp. (“HUSA”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registrant’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 14, 2025 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Preliminary Proxy Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

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Ms. Majmudar and Ms. Dorin

Securities and Exchange Commission

March 25, 2025

Preliminary Proxy Statement on Schedule 14A filed February 28, 2025

Background to the Share Exchange and AGIG Transactions, page 45

1.	Please substantially revise your disclosure throughout this section to provide greater detail as to the background of the Share Exchange and AGIG Transaction, including the circumstances under which the parties were introduced, any pre-existing relationships and understandings among the parties, the material issues and key negotiated terms discussed at each meeting, how parties’ positions differed, and how issues were resolved. Revise to clarify the material transaction terms that were included in the non-binding letter of intent, the date such letter of intent was executed, and how the terms of the business combination evolved during negotiations. The disclosure should provide stockholders with an understanding of how, when, and why the material terms of your proposed acquisition evolved. For guidance, please refer to Item 14(b)(7) of Schedule 14A and Items 1005(b) and 1011(a)(1) of Regulation M- A.

Response: The Registrant has revised the disclosure on pages 45 through 47 of Amendment No. 1 to provide greater detail regarding the background of the Share Exchange and AGIG Transaction, clarify the terms of the letter of intent, and provide more information about how the AGIG Transaction evolved.

Opinion of HUSA’s Financial Advisor, page 65

2.	Please revise to fully summarize the opinion provided by Evans & Evans and provide the information required by Item 14(b)(6) of Schedule 14A. Describe each of the material analysis conducted by Evans & Evans, including the Guideline Public Company analysis and Discounted Cash Flow analysis, and provide qualitative and quantitative support for the ultimate conclusions reached in each analysis. In addition, please disclose the AGIG financial forecasts and projections for the years ended December 31, 2024 to 2034 that were reviewed and used by Evans & Evans to prepare its opinion.

Response: The Registrant has revised the disclosure on pages 64 through 69 of Amendment No. 1 to provide the information required by Item 14(b)(6) of Schedule 14A, describe the material analysis of Evans & Evans, and provide support for their conclusions. AGIG’s management has provided financial models for the years ended December 31, 2024 to 2034 to Evans & Evans, which utilized such financial models to prepare the prospective financial information for the years ended December 31, 2024 to 2034. Such prospective financial information has been disclosed on page 65 of Amendment No. 1.

General

3.	Please tell us whether you intend to register the offer of the securities issued to AGIG or disclose the exemption from registration under the Securities Act upon which you will rely in issuing the shares pursuant to the Issuance Proposal and the facts supporting the reliance on such exemption.

Response: The Registrant does not intend to register the offer of the securities issued to the AGIG Unitholders pursuant to the Issuance Proposal and the Registrant will rely on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. As described in the background of the transaction, AGIG and the AGIG Unitholders were not solicited through any public means and there are only two AGIG Unitholders that will receive shares of common stock of the Registrant as a part of the Share Exchange. Each of the AGIG Unitholders, Bower Family Holdings, LLC and Abundia Financial, LLC, has indicated that it is acquiring the shares for investment purposes and not with the view toward their further transfer. For the reasons stated above, the issuance of the securities to the AGIG Unitholders is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

4.	Please tell us what consideration was given to reflecting the proposed reverse stock split in your unaudited pro forma combined consolidated financial information. We note your disclosure on page 14 that HUSA stockholder approval of the Issuance Proposal, the Reverse Stock Split Proposal, and the Share Issuance Proposal is a condition for completing the Share Exchange. Refer to SAB Topic 4:C.

Response: The Registrant has revised the unaudited pro forma combined consolidated financial information on page 77 of Amendment No. 1 to give effect to the potential range of the Reverse Stock Split Proposal.

Ms. Majmudar and Ms. Dorin

Securities and Exchange Commission

March 25, 2025

5.	In light of the number of shares to be issued pursuant to the Share Exchange Agreement, it appears that you should include information showing how the beneficial ownership table would change in the event the Share Exchange Agreement is approved. In addition, please provide us with your analysis regarding whether the Share Exchange Agreement will result in a change of control.

Response: We have updated the beneficial ownership information on page 5 of Amendment No. 1 to reflect the changes in the event the Issuance Proposal is approved. The Registrant has determined that the AGIG Transaction will result in a change of control of the Registrant. Prior to the Share Exchange, there is no single stockholder that owns a majority of the Registrant’s shares. The single largest stockholder (Bower Family Holdings, LLC) holds 13.28% of the Registrant’s outstanding shares of common stock as of March 21, 2025. If the Issuance Proposal is approved and the AGIG Transaction proceeds, Abundia Financial, LLC, previously an AGIG Unitholder, will hold 84.6% of the Registrant’s then outstanding shares of common stock. Additionally, pursuant to the Share Exchange Agreement, three out of five board seats will be nominated by AGIG and AGIG’s Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer will become the Registrant’s Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer, respectively, following the Share Exchange.

*      *       *

We hope that the foregoing has been helpful to the Staff’s understanding of HUSA’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (713) 651-5557 or Lee McIntyre at (713) 651-5328.

Very Truly Yours,

By:	/s/ Brian Fenske
Brian Fenske

cc:	Robert Bailey (Houston American Energy Corp.)